NewWest Gold Corporation Receives Final Court Order For
Arrangement with Fronteer Development Group

Fronteer Development Group Inc. (TSX and AMEX – FRG)(“Fronteer”) and NewWest Gold Corporation (TSX – NWG)(“NewWest”) announced today that the British Colombia Supreme Court has issued a final order approving the arrangement between Fronteer and NewWest. Pursuant to the arrangement, each NewWest common share will be exchanged for 0.26 of a Fronteer common share (the “share exchange ratio”). In addition, all of the outstanding options of NewWest will be exchanged for replacement options of Fronteer and will be exercisable to acquire that number of common shares of Fronteer determined by reference to the share exchange ratio.

Fronteer and NewWest expect to close the transaction on September 24, 2007. Registered shareholders of NewWest will be required to validly deposit their NewWest common share certificate with a validly completed letter of transmittal in order to receive their Fronteer common shares. A letter of transmittal was mailed to shareholders in early August, 2007. Details of the required process are set forth in NewWest’s management information circulated dated August 7, 2007, a copy of which is available at www.sedar.com.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has no debt and holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. Fronteer is not invested in any short term commercial paper or asset-backed securities. Fronteer has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

For further information on Fronteer visit www.fronteergroup.com or contact:
Mark O’Dea, President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

ABOUT NEWWEST

NewWest is one of the largest holders of precious metals mineral rights in Nevada's gold trends, spanning approximately 623,000 acres. NewWest holds 19 exploration projects, including advanced-stage projects with measured and indicated resources. NewWest's goal is to move its projects into production.

For further information on NewWest visit www.newwestgold.com or contact:
NewWest Gold Corporation
Stephen Alfers
President and Chief Executive Officer
PH) 303-425-7042

This news release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed in such forward-looking information. Forward-looking information in this news release includes but is not limited to, completion of the arrangement, exposure to exploration expenditures and metres drilled, and future plans and objectives of NewWest Gold Corporation and Fronteer Development Group Inc., including future exploration and development.

Any number of important factors could cause actual results to differ materially from these forward-looking statements, including, among others, risks related to international operations, the businesses of Fronteer and NewWest not being successfully integrated or such integration proving more difficult, time consuming or costly than expected, not realizing on potential benefits of the combination, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors set out in the each company's Annual Information Form as of December 31, 2006. Although each company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. Accordingly, readers should not place undue reliance on forward-looking statements. Both companies disclaim any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.